SEC FILE NUMBER 001-35834
CUSIP NUMBER 891777104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tower Group International, Ltd.

Full Name of Registrant

Tower Group, Inc.

Former Name if Applicable

Bermuda Commercial Bank Building, 19 Par-La-Ville Road

Address of Principal Executive Office (Street and Number)

Hamilton, HM 11

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed on August 9, 2013, Tower Group International, Ltd. (the “Company”) was unable to timely file its Form 10-Q for the quarterly period ended June 30, 2013 (the “Second Quarter 2013 Form 10-Q”) due to the additional time needed to review matters relating to the Company’s estimate of its loss reserves and the related impact to the recoverability of its goodwill and deferred tax assets. Subsequently, on October 7, 2013, the Company issued a press release announcing that it completed a comprehensive review of its loss reserves as of June 30, 2013. As a result of such review, the Company expects to strengthen loss reserves by approximately $365 million, primarily for accident years 2009 through 2011 in commercial insurance lines of business, including workers’ compensation, commercial multi-peril, commercial auto and other liability lines. The reserve strengthening reflects adverse loss emergence identified during the second quarter of 2013 coupled with changes in judgment, including actuarial factors. In addition, the Company expects to report a non-cash goodwill impairment charge of approximately $215 million for the second quarter of 2013, which represents all goodwill associated with the commercial and specialty and reinsurance segments. A copy of the press release was furnished in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2013. The Company continues to work with its external auditors to resolve these matters as they relate to the filing of the Second Quarter 2013 Form 10-Q and the Form 10-Q for the quarterly period ended September 30, 2013 (the “Third Quarter 2013 Form 10-Q”). In addition, due to the discovery of certain inadvertent mistakes in the Company’s financial statements for certain other periods, the Company, after consultation with its external auditors, expects to make such adjustments to such financial statements as are necessary as a result of such inadvertent mistakes.

As a result of such delays, the Company continues to be unable to file its Second Quarter 2013 Form 10-Q and is unable to file its Third Quarter 2013 Form 10-Q without unreasonable effort or expense, and the Company could not eliminate the reasons causing the inability to file the Third Quarter 2013 Form 10-Q timely without unreasonable effort or expense. The Company continues to work diligently on the completion of its Second Quarter 2013 Form 10-Q and Third Quarter 2013 Form 10-Q and expects to file the Third Quarter 2013 Form 10-Q with the SEC within the next 30 days and to file the Second Quarter 2013 Form 10-Q with the SEC prior thereto.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William E. Hitselberger	(212)	655-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Quarterly Report on Form 10-Q for the period ended June 30, 2013

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, on October 7, 2013, the Company issued a press release announcing that it completed a comprehensive review of its loss reserves as of June 30, 2013. As a result of such review, the Company expects to strengthen loss reserves by approximately $365 million, primarily for accident years 2009 through 2011 in commercial insurance lines of business, including workers’ compensation, commercial multi-peril, commercial auto and other liability lines. The reserve strengthening reflects adverse loss emergence identified during the second quarter of 2013 coupled with changes in judgment, including actuarial factors. In addition, the Company expects to report a non-cash goodwill impairment charge of approximately $215 million for the second quarter of 2013, which represents all goodwill associated with the commercial and specialty and reinsurance segments.

Tower Group International, Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 13, 2013	By	/s/ William E. Hitselberger
William E. Hitselberger
Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.